Exhibit 99.1

Husky Energy Continues to Execute in First Quarter 2012

Calgary, Alberta (April 25, 2012) – Husky Energy Inc. delivered a strong performance in the first quarter of 2012. Net earnings for the quarter were $591 million, or $0.60 per share (diluted). This compared to $626 million, or $0.70 per share in first quarter of 2011, when the Company recorded an after-tax gain of $143 million on the sale of non-core assets. Excluding the after-tax gain and related taxes, net earnings increased 22 percent on a normalized basis compared to a year ago.

“The first quarter demonstrates we are sustaining the momentum we achieved in 2011,” said CEO Asim Ghosh. “Consistent execution of our business plan and strong operational performance enabled us to capitalize on the crude oil pricing environment.”

Higher production and stronger crude oil prices offset impacts from lower natural gas prices and tighter refining margins. The Company’s integration strategy provided for the capture of differentials between light and heavy crudes and Western Canadian and West Texas Intermediate pricing.

Growth highlights included advancing the subsea well infrastructure at the Liwan Gas Project in the Asia Pacific Region, the completion of drilling of all 49 well pairs planned for Phase 1 of the Sunrise Energy Project, and the contracting of engineering design work to advance evaluation of a wellhead platform for White Rose satellite field development in the Atlantic Region.

Planned maintenance programs in 2012, including an offstation program in the Atlantic Region, will influence production over the next two quarters. The planned White Rose offstation program is important for maintaining high facility uptime and supporting future potential development activity.

Highlights include the following:

•	Cash flow from operations of $1,172 million, or $1.20 per share (diluted), compared to $1,164 million, or $1.30 per share (diluted), in the first quarter of 2011.

•	Total production before royalties for the quarter averaged 320,000 barrels of oil equivalent per day (boe/day), compared to 310,000 boe/day in the first quarter of 2011.

•	Fabrication of the shallow water jacket platform for the Liwan Gas Project in the South China Sea is more than 75 percent complete and the first grouping of subsea production trees has been installed.

•	Completion of drilling of all 49 well pairs for Phase 1 of the Sunrise Energy Project.

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Advanced construction at Pikes Peak South and Paradise Hill heavy oil thermal projects, with first oil expected in the third quarter. Projects are expected to contribute about 11,000 bbls/day at full production.

•	Successfully drilled and cased two vertical evaluation wells on the Company’s exploration licences in the Northwest Territories to assess the Canol shale formation.

•	Commissioned a 250-tonne/day carbon dioxide (CO2) capture facility at Lloydminster, which will capture CO2 emissions from the Company’s ethanol plant and be utilized to increase heavy oil production.

FINANCIAL AND OPERATIONAL HIGHLIGHTS

	Three Months Ended
(Cdn $ millions)	Mar 31 2012	Dec 31 2011	Mar 31 2011
1) Daily Production, before royalties
Total Equivalent Production (mboe/d)	320	319	310
Crude Oil and NGLs (mbbls/d)	222	219	213
Natural Gas (mmcf/d)	588	598	583
2) Total Upstream Netback ($/boe)	43.00	41.25	38.04
3) Refinery and Upgrader Throughput (mbbls/d)	324	324	310
4) Cash Flow from Operations(1)	1,172	1,197	1,164
Per Common Share – Basic ($/share) Per Common Share – Diluted ($/share)	1.21 1.20	1.25 1.24	1.31 1.30
5) Net Earnings	591	408	626	(2)
Per Common Share – Basic ($/share) Per Common Share – Diluted ($/share)	0.61 0.60	0.42 0.42	0.70 0.70
6) Capital Investment, including acquisitions	1,094	1,332	1,581
7) Dividend
Per Common Share ($/share)	0.30	0.30	0.30

(1)	Cash flow from operations is a non-GAAP measure. Refer to the MD&A, Section 11 for reconciliation.
(2)	Included an after-tax gain of $143 million on the sale of non-core assets.

First quarter production averaged 320,000 boe/day, a three percent increase over the 310,000 boe/day produced in the first quarter of 2011, and comparable to the 319,000 boe/day in the fourth quarter of 2011. The increase was primarily due to higher production volumes in Heavy Oil, at the Tucker Oil Sands Project, and in Western Canada where an acquisition was completed in early 2011.

The SeaRose Floating Production Storage and Offloading (FPSO) vessel is scheduled to begin its offstation program in May. The entire program, including disconnect, dry dock and reconnecting activities, is expected to last approximately 125 days.

“The SeaRose had a 98 percent uptime performance in 2011, due in large part to our commitment to maintain operational integrity,” said COO Rob Peabody. “We have been planning this offstation for more than a year and are using the opportunity to complete a full slate of work while the vessel is in dry dock and on the voyage to and from the field.”

The impact of the SeaRose offstation program, as well as an offstation for the partner-operated Terra Nova FPSO scheduled later in the year, has been factored into the annual production guidance of 290,000 to 315,000 boe/day.

First quarter earnings growth was driven by higher production and upgrading volumes and higher realized crude prices. This was partially offset by continued weakness in natural gas prices and lower U.S. refining margins due to higher-priced feedstock.

Average realized crude oil pricing in the first quarter was $87.11 per barrel, compared to $78.27 a year ago. U.S. refining market crack spreads were weaker in the quarter, with the realized refining margin averaging U.S. $14.14 per barrel, compared to U.S. $16.83 per barrel in the first quarter a year ago.

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KEY AREA SUMMARY AND GROWTH UPDATE

THE FOUNDATION BUSINESS

•	Western Canada

Oil Resource Plays

Husky’s oil resource land base consists of approximately 800,000 net acres. A total of 24 gross horizontal wells and two vertical wells were drilled across the oil resource play portfolio in the first quarter. Activities were concentrated in the Oungre Bakken play in southeast Saskatchewan, the lower Shaunavon in southwestern Saskatchewan and the Redwater Viking in Alberta and Saskatchewan Viking.

At the Rainbow Muskwa project in northwest Alberta, a horizontal well targeting the Muskwa shale was completed with test results as expected. The well is undergoing pressure build-up prior to being placed onto production. Drilling operations commenced on a two-well pad, which will carry through spring break-up.

In the Northwest Territories, two vertical pilot wells were successfully drilled and cased in the quarter to evaluate the Canol shale formation on the Company’s two exploration licences. A 220-square kilometre, three-dimensional seismic program was completed in mid-April.

Gas Resource Plays

Husky’s gas resource land base consists of approximately 900,000 acres, with activities focused on liquids-rich opportunities at Ansell, Kaybob and Kakwa.

The majority of the Company’s gas resource activities in 2012 will be focused on Ansell. A total of nine wells were drilled at Ansell in the first quarter, including three multi-zone vertical wells, three horizontal Cardium wells, two Wilrich horizontal wells and one vertical Cardium well.

•	Heavy Oil

The Company’s strategy in heavy oil is to transition to a greater percentage of production from long-life thermal projects and horizontal wells, thereby maintaining existing production volumes through the plan period.

The 8,000 bbls/day Pikes Peak South thermal project and the 3,000 bbls/day Paradise Hill thermal project are on target to begin production in the third quarter of 2012.

Based on positive results from a single well-pair pilot at Rush Lake in 2011, the Company is proceeding with the design of an 8,000 bbls/day commercial project, which is expected to come on stream in the 2015 timeframe. Early planning for three additional commercial thermal projects is underway.

A new facility began operations in Lloydminster in mid-March which will capture CO2 emissions from the Company’s Lloydminster Ethanol Plant to be utilized to increase heavy oil production. The CO2 is stored in containers, cooled and compressed into a liquid form. It is then transported to fields by truck, where it is injected into reservoirs to increase oil recovery.

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GROWTH PILLARS

•	Asia Pacific Region

The Liwan Gas Project in the South China Sea is progressing according to plan with first production expected in late 2013/early 2014. Fabrication of the jacket for the shallow water platform is more than 75 percent complete and work is advancing on the topsides fabrication.

The first three subsea production trees have been installed on wells at the Liwan 3-1 field. Two vessels have been mobilized to proceed with offshore pipe laying from the central platform location to the onshore gas plant.

Negotiations for the sale of gas from the Liuhua 34-2 field are proceeding and Front-End Engineering and Design (FEED) for development of the Liuhua 29-1 field commenced in the first quarter.

At the Madura Strait Block offshore Indonesia, tenders have been issued for drilling rigs to perform a planned 2012 exploration program. The submission of commercial bids for a leased FPSO is expected in the second half of this year as the Company progresses towards planned first production in the 2014 timeframe.

•	Oil Sands

Phase 1 of the Sunrise Energy Project remains on schedule for first production in 2014. Drilling has been completed on all of the planned 49 Steam-Assisted Gravity Drainage (SAGD) well pairs for the project’s first phase. Well evaluations have confirmed the quality of the resource.

Construction activities and delivery of equipment ramped up in the first quarter, with the main components of the central plant facility’s first five once-through steam generators now on site.

Early engineering work for the next phase of Sunrise is proceeding.

•	Atlantic Region

The Atlantic Region delivered strong production in the first quarter at the White Rose field and satellite extensions. The North Amethyst extension field continues to perform according to plan. A two-well pilot at the West White Rose satellite extension field is continuing and data from the pilot will inform the approach for the full development of the field.

In 2012, the Company plans to drill an in-fill well at the main White Rose field and continue development drilling at North Amethyst. Husky filed an application at the end of 2011 to amend the North Amethyst development plan to include the deeper Hibernia reservoir.

Evaluation of a wellhead and drilling platform to support future development of resources in the White Rose region is advancing and contracts to support pre-FEED and FEED were awarded in April.

DOWNSTREAM

The Company’s Upgrader and refineries had a strong operational performance in the first quarter with throughput averaging 324,000 bbls/day. The Lloydminster Refinery completed a minor turnaround in the first quarter and the Lima Refinery completed a hydrotreater catalyst change-out. Both projects were completed on budget and on time.

The Lloydminster Upgrader began a minor turnaround in mid-April for regular maintenance and catalyst change-out. The maintenance program is expected to last approximately 20 days, with a return to full production expected in early May. The Company’s ethanol plant, which is integrated with the Upgrader, has a planned maintenance outage scheduled for early May.

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CORPORATE DEVELOPMENTS

During the quarter, the Company completed a US$500 million public offering of senior unsecured notes. Proceeds will be used for general corporate purposes which may include, among other things, the purchase, redemption or payment of some of the Company’s debt securities. Net proceeds that are not utilized immediately will be invested in short-term marketable securities.

Husky’s Board of Directors has declared a quarterly dividend of $0.30 (Canadian) per share on its common shares for the three-month period ending March 31, 2012. The dividend will be payable on July 3, 2012 to shareholders of record at the close of business on May 22, 2012.

A regular quarterly dividend on the 4.45 percent Cumulative Redeemable Preferred Shares, Series 1 (the “Series 1 Preferred Shares”) will be paid for the period April 1, 2012 to June 30, 2012. The dividend of $0.27813 per Series 1 Preferred Share will be payable on July 3, 2012 to holders of record at the close of business on May 22, 2012.

CONFERENCE CALL & ANNUAL GENERAL MEETING

A conference call will take place on April 26, at 8 a.m. Mountain Time (10 a.m. Eastern Time) to discuss Husky’s first quarter results. To listen live to the conference call, please call one of the following:

Canada and U.S. Toll Free:	1-800-319-4610
Outside Canada and U.S.:	1-604-638-5340

CEO Asim Ghosh, CFO Alister Cowan, COO Rob Peabody, Midstream & Refined Products Senior VP Terrance Kutryk and Downstream Senior VP Bob Baird will participate in the call. To listen to a recording of the call, available at 10 a.m. (Mountain Time) April 26, please call one of the following:

Canada and U.S. Toll Free:	1-800-319-6413
Outside Canada and U.S.:	1-604-638-9010
Passcode:	2658 followed by the # sign
Duration:	Available until May 26, 2012

An audio webcast of the call will also be available for approximately 90 days via Husky’s website, www.huskyenergy.com, under Investor Relations.

Following the conference call, Husky will hold its Annual Meeting of the Shareholders at 10:30 a.m. (Mountain Time) at the Hyatt Regency Calgary, Imperial Ballroom in Calgary, Alberta. An audio webcast of the call and the meeting will be available for approximately 90 days at www.huskyenergy.com

Husky Energy is one of Canada’s largest integrated energy companies. It is headquartered in Calgary, Alberta, Canada and is publicly traded on the Toronto Stock Exchange under the symbol HSE and HSE.PR.A. More information is available at www.huskyenergy.com

FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward looking statements within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended, and forward-looking information within the meaning of applicable Canadian securities legislation (collectively “forward-looking statements”). The Company hereby provides cautionary statements identifying important factors that could cause actual results to differ materially from those projected in these

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forward-looking statements. Any statements that express, or involve discussions as to expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely,” “are expected to,” “will continue,” “is anticipated,” “is targeting,” “estimated,” “intend,” “plan,” “projection,” “could,” “aim,” “vision,” “goals,” “objective,” “target,” “schedules” and “outlook”) are not historical facts, are forward looking and may involve estimates and assumptions and are subject to risks, uncertainties and other factors, some of which are beyond the Company’s control and difficult to predict.

Accordingly, these factors could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements.

In particular, forward-looking statements in this document include, but are not limited to, references to:

•	with respect to the business, operations and results of the Company generally: 2012 annual production guidance; and use of proceeds from the Company’s recent public offering of senior unsecured notes;

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with respect to the Company’s Asia Pacific Region: expected timing of first production at the Company’s Liwan Gas Project; a planned 2012 exploration program on the Company’s Madura Strait block; expected timing of submission of commercial bids for a leased FPSO at the Company’s Madura Strait block; and expected timing of first production at the Company’s Madura Strait block;

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with respect to the Company’s Atlantic Region: expected impact of planned offstation maintenance programs on the Company’s production volumes; scheduled timing and duration of the offstation program for the SeaRose FPSO; scheduled timing of the offstation program for the Terra Nova FPSO; and 2012 drilling and development plans at the Company’s White Rose and North Amethyst fields;

•	with respect to the Company’s Oil Sands properties: expected timing of first production of Phase 1 at the Company’s Sunrise Energy Project;

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with respect to the Company’s Heavy Oil properties: the Company’s heavy oil strategy; anticipated timing of first production from the Company’s Pikes Peak South and Paradise Hill thermal projects; anticipated volume of production from the Company’s Pikes Peak South and Paradise Hill thermal projects; and expected timing of a commercial project at the Company’s Rush Lake property;

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with respect to the Company’s Western Canadian oil and gas resource plays: scheduled timing of drilling operations at the Company’s Rainbow Muskwa project; and expected timing of completion of a seismic program at the Company’s Canol shale project; and

•	with respect to the Company’s Downstream operating segment: expected timing and duration of maintenance programs at the Company’s Lloydminster Upgrader; expected timing of return to full production.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this press release are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources, including third-party consultants, suppliers, regulators and other sources.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to Husky.

The Company’s Annual Information Form for the year ended December 31, 2011 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe the risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

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Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon its assessment of the future considering all information then available.

Disclosure of Oil and Gas Information

The Company uses the terms barrels of oil equivalent (“boe”), which is calculated on an energy equivalence basis whereby one barrel of crude oil is equivalent to six thousand cubic feet of natural gas. Readers are cautioned that the term boe may be misleading, particularly if used in isolation. This measure is primarily applicable at the burner tip and does not represent value equivalence at the wellhead.

For further information, please contact: Investor Inquiries: Rob McInnis Manager, Investor Relations Husky Energy Inc. 403-298-6817	Media Inquiries: Mel Duvall Manager, Media & Issues Husky Energy Inc. 403-513-7602

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